EXHIBIT 1
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22 March 2004

                              WPP GROUP plc ("WPP")


WPP announces that on 22nd March 2004 it acquired 500,000 of its own ordinary shares of 10p each for cancellation. The shares were acquired at a price of
547.016 pence per share.


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